UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated June 14, 2012, regarding Resignation of a Director and an Alternate Director

NORTEL INVERSORA S.A.

Buenos Aires, June 14, 2012

Chairman of the

Comisión Nacional de Valores (“CNV”)

Licenciado Alejandro Vanoli

S.                         /                                 D.

Re:	Resignation of a Director and an Alternate Director (Chapter XXI, Section 3, par. 3) of the CNV Rules (NT 2001).

Dear Sir,

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby notify you that, on the date hereof, Messrs. Javier Errecondo and Saturnino Funes, Director and Alternate Director of Nortel, respectively, who were appointed by the holders of “Class A” Preferred Shares, have submitted their resignation from their respective positions, effective as from the moment Nortel makes available to the holders of “Class A” Preferred Shares payment of the scheduled redemption price, preferred dividends and additional distribution (the latter only for those holders of “Class A” Preferred Shares who deliver a waiver letter pursuant to Nortel’s resolutions) approved by the Ordinary and Extraordinary General and Special “Class A” Preferred Stockholders’ Meeting held on June 13, 2012.

Pursuant to their respective letters, Messrs. Errecondo and Funes’ resignations are based on the fact that following payment of the above referred amounts, the circumstances that granted the right to vote and appoint directors to the “Class A” Preferred Shares will have ceased, pursuant to Section 15 of the Company’s By-laws and the Terms and Conditions of the “Class A” Preferred Shares.

The Ordinary and Extraordinary General and Special “Class A” Preferred Stockholders’ Meeting held on June 13, 2012 resolved that the payments which the effect of the resignations submitted by Messrs. is subject to, be made available to Nortel’s shareholders as from June 29, 2012.

Sincerely yours,

Jorge Alberto Firpo Officer in Charge of Market Relations Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 14, 2012	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager